UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K/A

 (Amendment No. 2)

(Mark One)

☒      ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

or

☐         TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                to

Commission file number 001-10533

A.    Full title of the plan and the address of the plan, if different from that of the issuer named below:

RIO TINTO ALCAN 401(K) SAVINGS PLAN FOR FORMER EMPLOYEES

B.             Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rio Tinto plc

6 St. James's Square
London SW1Y 4AD

United Kingdom

Explanatory Note

This Amendment No. 2 to the Annual Report on Form 11-K for the fiscal year ended December 31, 2011 filed by the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Registrant”) with the Securities and Exchange Commission (the “SEC”) on June 27, 2012 (the “Original Filing”) is being filed by the Registrant to amend Amendment No. 1 to the Original Filing filed by the Registrant with the SEC on July 20, 2015 (“Amendment No. 1”).

Amendment No. 1 removed the audit report of McGladrey LLP (subsequently renamed RSM US LLP) (“McGladrey”), the Registrant’s former independent accounting firm, on the financial statements (the “Subject Financial Statements”) in the Original Filing, which Subject Financial Statements comprise the statements of net assets available for benefits as of December 31, 2011 and 2010, the related statement of changes in net assets available for benefits for the year ended December 31, 2011, related notes and supplemental schedule of delinquent participant contributions for the year ended December 31, 2011, and marked such Subject Financial Statements as being unaudited. Without seeking to limit any responsibility, liability or obligations otherwise under the U.S. federal securities laws, Amendment No. 1 also removed McGladrey’s consent filed as an exhibit to the Original Filing.

The Registrant filed Amendment No. 1 in response to a notice received from McGladrey on July 13, 2015 that it was withdrawing its audit report from the Original Filing. As set out in the Form 6-K filed with the SEC by Rio Tinto plc on July 17, 2015, in late May 2015, McGladrey notified the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), which administers the Registrant and acts as its fiduciary, that McGladrey believed certain services (the “Services”) that one of its associated entities had provided to affiliates of the Registrant during the fiscal year under review may have been inconsistent with the SEC’s rules on auditor independence. Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of certain of its employee share plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of the Registrant on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the Registrant’s independent registered public accounting firm to audit the Registrant’s financial statements. On July 13, 2015, McGladrey notified the BGC that despite its belief that the Services did not compromise its integrity or objectivity it was withdrawing its audit report on the Subject Financial Statements from the Original Filing. After McGladrey’s withdrawal, the BGC engaged ACM to re-audit the Subject Financial Statements.

As further explained in Note 10 to the Subject Financial Statements, during the course of ACM’s re-audit, ACM and the Registrant’s management determined that it was necessary for the Registrant to restate the Subject Financial Statements in order to correct for misstatements relating to the allocation of a clearing account held within the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”) to the Rio Tinto employee share plans participating in the Master Trust, which include the Registrant.

The purpose of this Amendment No. 2 is to (i) file (x) the audit report of ACM, the Registrant’s new independent accounting firm, on the re-audited Subject Financial Statements; (y) re-audited Subject Financial Statements, related notes and supplemental schedule of delinquent participant contributions for the year ended December 31, 2011; and (z) ACM’s consent; and (ii) restate the Subject Financial Statements for the reasons stated above and explained in Note 10 to the Subject Financial Statements. While not a required part of the Subject Financial Statements, the supplemental schedule of delinquent participant contributions for the year ended December 31, 2011 is presented for the purpose of additional analysis and is required by the U.S. Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. There were no other material changes made in the financial statements filed with this report.

Unless expressly noted otherwise, the disclosures in this Amendment No. 2 continue to speak as of the date of the Original Filing and do not reflect events occurring after the filing of the Original Filing.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RIO TINTO ALCAN 401(K) SAVINGS PLAN FOR FORMER EMPLOYEES

	By:	/s/ Patrick James
Name: Patrick James

Interim Chairman—Rio Tinto America Inc. Benefits Governance Committee

Date: November 30, 2015

EXHIBIT INDEX

Exhibit
Number	Document

23.1	Consent of Independent Registered Public Accounting Firm

Rio Tinto Alcan 401(k) Savings
Plan for Former Employees

Financial Report
December 31, 2011

Contents

Report of Independent Registered Public Accounting Firm	1
Financial Statements
Statements of net assets available for benefits	2
Statement of changes in net assets available for benefits	3
Notes to financial statements	4-18
Supplemental Schedule
Schedule H, part IV, line 4a—Schedule of delinquent participant contributions	19

Report of Independent Registered Public Accounting Firm

To the Rio Tinto America Inc. Benefit Governance Committee
Rio Tinto Alcan 401(k) Savings Plan for Former Employees

We have audited the accompanying statements of net assets available for benefits of the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (formerly, Alcan Global Pharmaceutical Packaging Retirement Savings Plan) (the “Plan”) as of December 31, 2011 and 2010, and the related statement of changes in net assets available for benefits for the year ended December 31, 2011. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the year ended December 31, 2011, in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 10 to the financial statements, the Plan has restated its financial statements as of and for the year ended December 31, 2011 to correct for misstatements relating to the allocation of a clearing account held within the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”) to the plans participating in the Master Trust.

As discussed in Note 1 to the financial statements, certain plans were merged into the Plan during the year ended December 31, 2011. Assets of approximately $20,944,000 were transferred into the Plan as a result of these mergers. Our opinion was not modified with respect to this matter.

The supplemental information in the accompanying supplemental schedule of delinquent participant contributions for the year ended December 31, 2011, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Anton Collins Mitchell LLP
Denver, Colorado
November 30, 2015

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Statements of Net Assets Available for Benefits
December 31, 2011 and 2010

	Restated
	2011	2010
Investments at fair value (Notes 4, 5 and 6):
Plan interest in Rio Tinto America Inc. Savings Plan Trust	$37,698,577	$-

Mutual Funds	-	17,648,888
Stable Value Funds	-	3,930,211

Dividends receivable	27,572	-
Net assets available for benefits, at fair value	37,726,149	21,579,099

Adjustment from fair value to contract value for fully benefit-responsive
investment contracts (Note 3)	(289,595)	(154,764)
Net assets available for benefits	$37,436,554	$21,424,335

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2011

Restated
Investment results (Note 4):
Income on Plan’s investments, prior to the transfer into the Rio Tinto America Inc.
Savings Plan Trust:
Net appreciation in fair value of investments	$855,467
Interest and dividends	65,074
920,541

Plan interest in Rio Tinto America Inc. Savings Plan Trust’s investment loss	(1,544,824)
Total investment results	(624,283)

Benefits paid to participants	(4,307,662)

Net decrease before transfers	(4,931,945)

Transfers (Note 1):
From the Alcan Global Pharmaceutical Packaging Collectively Bargained
Retirement Savings Plan	1,556,931
From the Alcan 401(k) Savings Plan for Union Employees	13,273,100
From the Alcan Retirement Savings Plan for Non-Union Hourly Employees	6,114,133
Total transfers	20,944,164

Net increase after transfers	16,012,219

Net assets available for benefits:
Beginning of the year	21,424,335
End of the year	$37,436,554

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 1.      Description of the Plan

The following description of the Rio Tinto Alcan 401(k) Savings Plan for Former Employees (the “Plan” or the “Rio Tinto Alcan Plan”) provides only general information. Participants should refer to the plan document and summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering former employees of a wholly owned subsidiary of Rio Tinto plc (the “Parent”, “Company” or “Plan Sponsor”) with balances in the Alcan Pharmaceutical Packaging Retirement Savings Plan, Alcan Global Pharmaceutical Packaging Collectively Bargained Retirement Savings Plan, Alcan Retirement Savings Plan for Non-Union Hourly Employees and Alcan 401(k) Savings Plan for Union Employees. Eligibility for the Plan is governed by the requirements that were in place at the time the participant was eligible for that specific plan. Refer to the plan document for further details.

The former name of the Plan was the Alcan Global Pharmaceutical Packaging Retirement Savings Plan. The Plan has appointed State Street Bank & Trust Company (“State Street” or “Plan Trustee”) to be the trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Prior to April 1, 2011, the Plan’s trustee was Vanguard Fiduciary Trust Company.

Effective April 1, 2011, the assets of the Plan were transferred into the Rio Tinto America Inc. Savings Plan Trust (the “Master Trust”). The Master Trust was established July 12, 2010, to hold the qualified defined contribution investment assets of the Plan and certain other benefit plans sponsored by Rio Tinto Holding America Inc. (and its subsidiaries). During the period from March 28, 2011 through April 11, 2011 (the “blackout period”), participant accounts were closed to all transactions, in order to facilitate this transfer.

Contributions: The Plan does not allow participant or Company contributions.

Participant accounts: Each participant’s account is credited with an allocation of the plan earnings (losses) and administrative expenses. Allocations are based on participant earnings (losses), or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participant-directed options for investments: Participants have the option to allocate plan contributions among several investment options, including common stock of the Parent in the form of a unitized fund with American Depositary Receipts (“ADRs”) (the “Company Stock Fund” or “Employer Stock Fund” or the “Rio Tinto ADR Stock Fund”). All choices vary in types of investments, rates of return and investment risk. Participants may elect to have all or part of their account balances invested in one fund, transferred to another fund, or in any combination.

Vesting: Participant vesting is governed by the underlying vesting schedules of the plan they were participating in at the time of termination with the Parent.

Payment of benefits: All participants are immediately eligible for distributions. The distribution will be equal to the value of the participant’s vested interest in the Plan. Participants or beneficiaries will be paid in accordance with the provisions of the Plan at the time of the participant’s termination.

Transfers: Effective April 11, 2011, plan assets totaling approximately $1,557,000 of the Alcan Global Pharmaceutical Packaging Collectively Bargained Retirement Savings Plan were merged into the Plan. Effective December 12, 2011, plan assets totaling approximately $13,273,000 and $6,114,000 of the Alcan 401(k) Savings Plan for Union Employees and Alcan Retirement Savings Plan for Non-Union Hourly Employees, respectively, were merged into the Plan.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 1.      Description of the Plan (Continued)

Forfeitures: Forfeited nonvested accounts may be used to pay administrative expenses. At December 31, 2011 and 2010, forfeitures were approximately $472,000 and $62,000, respectively. No forfeitures were used to pay administrative expenses during the year ended December 31, 2011. If a distribution of a participant’s account is outstanding for 181 days or more and reasonable efforts were made to locate the participant, such participant’s benefit is forfeited. Any forfeitures from the Master Trust can be utilized to reinstate benefits should a participant or beneficiary make a claim for the forfeited benefit.

Note 2.      Summary of Significant Accounting Policies

Basis of presentation: The financial statements of the Plan reflect transactions on the accrual basis of accounting.

Use of estimates: The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosures of contingent assets and liabilities and changes therein, at the date of the financial statements, and additions and deductions during the reporting period. Actual results could differ from those estimates.

Risks and uncertainties: The Master Trust invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, currency exchange rate, and credit risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

Investment valuation and income recognition: Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Rio Tinto America Inc. Savings Plan Investment Committee determines the Plan’s valuation policies utilizing information provided by the investment advisors and Plan Trustee. See Note 6 for a discussion of fair value measurements.

Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date. Net appreciation (depreciation) includes gains and losses on investments bought and sold as well as held during the year. Realized gains and losses related to sales of investments are recorded on a trade-date basis. Investment income (loss) and expenses are allocated to the Plan based upon its pro rata share in the net assets of the Master Trust.

Payment of benefits: Benefits are recorded when paid by the Plan.

Administrative expenses: The Company pays the majority of costs and expenses incurred in administering the Plan. The Company provides accounting and other services for the Plan at no cost to the Plan. All other expenses related to administering the Plan were paid by the Company, and were excluded from these financial statements.

The Master Trust has several fund managers that manage the investments held by the Plan. Fees for investment fund management services are included as a reduction of the return earned on each fund. In addition, during the year ended December 31, 2011, the Company paid all investment consulting fees related to these investment funds.

The fees related to transaction costs associated with the purchase or sale of Rio Tinto plc common stock ADRs are paid by the participants.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 2. Summary of Significant Accounting Policies (Continued)

Subsequent events: The Plan Administrator has evaluated subsequent events through the date the financial statements were issued. See Note 13.

New accounting pronouncements: In May 2011, the Financial Accounting Standards Board issued updated accounting guidance related to fair value measurements and disclosures that result in common fair value measurements and disclosures between U.S. GAAP and International Financial Reporting Standards. This guidance includes amendments that clarify the application of existing fair value measurement requirements, in addition to other amendments that change principles or requirements for measuring fair value and for disclosing information about fair value measurements. This guidance is effective for annual periods beginning after December 15, 2011. This was adopted in future periods as required and did not have a significant effect on the Plan’s financial statements or disclosures.

Pending accounting pronouncements: In 2012, the Financial Accounting Standards Board issued ASU 2012-04, Technical Corrections and Improvements, which includes technical corrections and improvements related to fair value measurements and has been issued, which the Plan or Master Trust adopted in a future period, as the effective date is for fiscal periods beginning after December 15, 2012, and did not have a significant effect on the Plan’s financial statements or disclosures.

In May 2015, the Financial Accounting Standards Board issued Accounting Standards Update 2015-07 which provides new guidance under Topic 820, Fair Value Measurements, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value (“NAV”) per share as a practical expedient. The update also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share as a practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. This update is effective for all nonpublic entities for fiscal years beginning after December 15, 2016 and must be applied retrospectively with early adoption permitted. The adoption of this guidance is not expected to have a material effect on the Plan’s financial statements.

In July 2015, a pronouncement was issued that provides guidance on certain aspects of the accounting for employee benefit plans. The new pronouncement is a three-part standard which (1) requires an employee benefit plan to use contract value as the only measurement amount for fully benefit-responsive investment contracts, (2) simplifies and increases the effectiveness of plan investment disclosure requirements, and (3) provides employee benefit plans with a measurement-date practical expedient. The guidance is effective for fiscal years beginning after December 15, 2015, and must be applied prospectively. The Company is currently evaluating the impact this guidance will have on the Plan’s financial statements.

Note 3. Fully Benefit-Responsive Investment Contracts

Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. As required, the statements of net assets available for benefits present the adjustment of the Plan’s interest in the fully benefit-responsive investment contracts from fair value to contract value. The statement of changes in net assets available for benefits is prepared on a contract value basis for fully benefit-responsive investment contracts.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 3. Fully Benefit-Responsive Investment Contracts (Continued)

At December 31, 2011, the Master Trust’s investments include the Invesco Stable Value Trust (“Invesco SVT”), a collective investment trust. The Invesco Stable Value Trust is invested in the following:

  A money market fund;
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
  Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

At December 31, 2010, the Plan held its own investments, and did not have an interest in the Master Trust. The Plan’s investments at December 31, 2010 included the Vanguard Retirement Savings Master Trust (“Vanguard RSMT”), a common collective fund. The Vanguard RSMT was invested in the following:

  A money market fund;
  Fully benefit-responsive synthetic guaranteed investment contracts (“synthetic GICs”); and
  Fully benefit-responsive traditional guaranteed investment contracts (“traditional GICs”).

Synthetic GICs provide for a guaranteed return on principal over a specified period of time through fully benefit-responsive wrap contracts, which are secured by underlying assets. The fair value of the wrap contracts is determined based on the change in the present value of each contract’s replacement cost. Both the Invesco SVT’s and Vanguard RSMT contracts are with high-quality insurance companies or banks. The Invesco SVT contracts have an element of risk due to lack of a secondary market and resale restrictions, resulting in the inability of the Invesco SVT to sell a contract. They also may be subject to credit risk based on the ability of the wrapper providers to meet their obligations of the contract.

Traditional GICs provide for a guaranteed interest rate for a specified time. Interest is accrued on either a simple interest or fully compounded basis and paid either periodically or at the end of the contract term. The issuer guarantees that all qualified participant withdrawals will occur at contract value (principal plus accrued interest). Interest crediting rate is typically fixed for the life of the investment and do not permit issuers to terminate the agreement prior to the scheduled maturity date.

The crediting interest rates of all the synthetic GIC contracts are based on agreed-upon formulas with the issuing third-party, as defined in the contract agreement but cannot be less than zero. The crediting interest rates for Invesco SVT synthetic GICs is typically reset on a monthly or quarterly basis according to the contract, and Vanguard RSMT synthetic GICs are reset on a quarterly basis. Crediting interest rates are based on the level of market interest rates, the amount and timing of participant contributions, transfers, and withdrawals into/out of the wrapper contract, the investment returns generated by the fixed income investments that back the wrapper contract, and the duration of the underlying fixed income investments backing the wrapper contract. Realized and unrealized gains and losses on the underlying investments are amortized over the duration of the underlying investments through adjustments to the future contract interest crediting rate.

The fair value of the investment contracts relative to the contract value are reflected in the statements of net assets available for benefits as “adjustment from fair value to contract value for fully benefit-responsive investment contracts” (“adjustment”). This adjustment is only calculated annually for financial statement reporting purposes.

If the adjustment is positive, this indicates that the contract value is greater than the fair value. The embedded losses will be amortized in the future through a lower interest crediting rate than would otherwise be the case. If the adjustment is negative, this indicates that the contract value is less than the fair value. The embedded gains will cause the future interest crediting rate to be higher than it otherwise would have been. An adjustment is reflected in the Plan’s statements of net assets available for benefits as of December 31, 2011 and 2010 in the amount of $(289,595) and $(154,764), respectively, which represents the Plan’s proportionate share of the investment in the Stable Value Funds held within the Master Trust.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 3. Fully Benefit-Responsive Investment Contracts (Continued)

These wrap contracts provide withdrawals and transfers at contract value but are funded through the market value liquidation of the underlying investments, which also impacts the interest crediting rate.

Certain events may limit the ability of the Plan to transact at contract value with the issuer of fully benefit-responsive investment contracts. Such events include: (1) termination of the Plan, (2) material adverse amendment to the provisions of the Plan, the Plan’s loss of qualified status, or material breaches of responsibilities which are not cured, (3) the employer elects to withdraw from a wrapper contract in order to switch to a different investment provider, (4) in terms of a successor plan, does not meet the contract issuer’s underwriting criteria for issuance of a clone wrapper contract. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan’s ability to transact at contract value, is probable. In April 2011, the Vanguard RSMT was liquidated when the Plan became part of the Master Trust and the Plan’s assets were transferred. There were minimal exit fees paid as part of the liquidation and transfer of assets to the Invesco Stable Value trust in 2011.

Average duration for all investment contracts held in the stable value funds was 2.58 years and 2.73 years as of December 31, 2011 and 2010, respectively. Average yield for all fully benefit-responsive contracts for the years ended December 31, 2011 and 2010 were as follows:

	2011	2010
Average yields:
Based on actual earnings	2.01%	3.36%
Based upon the interest rate credited to participants	2.05%	3.01%

Note 4. Plan Interest in the Rio Tinto America Inc. Savings Plan Trust

The Plan’s investments are included in the investments of the Master Trust. Each participating retirement plan has a divided interest in the Master Trust (based on the investment direction by plan participants in the various investment options offered through the Master Trust). The value of the Plan’s interest in the Master Trust is based on the beginning of year value of the Plan’s interest in the Master Trust plus actual contributions and allocated investment income (loss) less actual distributions, and allocated administrative expenses. Investment income (loss), investment management fees and other direct expenses relating to the Master Trust are allocated to the individual plans based on the average daily balances. The Plan’s interest in the Master Trust was 6.9 percent as of December 31, 2011. The Master Trust also includes the investment assets of the following retirement plans:

  Rio Tinto America Inc. 401(k) Savings Plan and Investment Partnership Plan (the “RTAI Plan”),
  Kennecott Utah Copper Savings Plan for Represented Hourly Employees (the “KUC Plan”), and
  U.S. Borax Inc. 401(k) Savings & Retirement Contribution Plan for Represented Hourly Employees (the “Borax Plan”).

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 4. Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following is a summary of the Master Trust assets, the Plan’s divided interest in the assets of the Master Trust, and the Plan’s divided interest percentage ownership of the Master Trust assets as of December 31, 2011:

	December 31, 2011
			Plan's Percent
	Master Trust	Plan's Interest in	Interest in
	Assets	Master Trust	Master Trust
		Restated
Investments at fair value:
Mutual funds	$330,260,110	$27,583,119	8.4
Stable value fund: collective investment trust	168,540,619	9,604,721	5.7
Rio Tinto plc common stock ADRs	48,415,371	30,345	0.1
Interest-bearing cash	2,156,593	480,392	22.3
Net assets available for benefits, at fair value	549,372,693	37,698,577	6.9

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(5,081,722)	(289,595)	5.7
Net assets available for benefits	$544,290,971	$37,408,982	6.9

The net investment loss of the Master Trust for the year ended December 31, 2011, is summarized as follows:

Restated
Interest and dividends:
Mutual funds	$2,233,820
Rio Tinto plc common stock ADRs	1,075,696
Stable value fund	3,027,306
Interest-bearing cash	377
Net appreciation (depreciation) in fair value of investments:
Mutual funds	(10,705,682)
Rio Tinto plc common stock ADRs	(20,536,646)
Total investment loss, prior to expenses	$(24,905,129)

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 4. Plan Interest in the Rio Tinto America Inc. Savings Plan Trust (Continued)

The following are changes in net assets for the Master Trust for the year ended December 31, 2011:

Restated
Investment results:
Net depreciations in fair value of investments	$(31,242,328)
Interest and dividends	6,337,199
Administrative expenses	(7,806)
Net investment results	(24,912,935)

Net transfers	19,825,012
Decrease in net assets	(5,087,923)

Net assets:
Beginning of year	549,378,894
End of year	$544,290,971

The following table presents the investments that represent five percent or more of the Master Trust’s net assets and the Plan’s share of investments in the Master Trust that represent five percent or more of the Plan’s net assets as of December 31, 2011:

	December 31, 2011
	Master Trust	Plan

Invesco Stable Value Trust	$168,540,619	$9,604,721
Vanguard Institutional Index Class I Shares	43,086,458	7,454,236
Rio Tinto plc common stock ADRs	48,415,371	*
PIMCO Total Return Fund Institutional Shares	58,551,630	3,012,473
Dodge & Cox Stock Fund	50,931,220	*
Harbor Capital Appreciation Fund	41,215,278	2,058,819
Artisan Mid Cap Fund Institutional Shares	29,711,719	*
American Funds Europacific Growth Fund	*	3,160,357
BlackRock Small Cap Growth Fund	*	3,493,390
Vanguard Lifestrategy Conservative Growth Fund	*	3,286,685

*Investment did not exceed five percent of the Master Trust’s or Plan’s net assets for 2011.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 5. Investments

The following investments represented five percent or more of the Plan’s net assets available for benefits at December 31, 2010:

Mutual funds:
American Funds EuroPacific Growth Fund	$3,890,278
Vanguard Small Cap Growth Index Fund	3,143,631
Vanguard 500 Index Investor Fund	2,888,672
PIMCO Total Return Fund	2,480,947
American Funds Growth Fund of America	1,655,506
Vanguard LifeStrategy Conservative Growth	1,140,273
Stable value fund:
Vanguard Retirement Savings Master Trust	3,930,211

Note 6. Fair Value Measurements

Accounting guidance provides the framework for measuring fair value. The framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described as follows:

Level 1:	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:

Inputs to the valuation methodology include quoted market prices for similar assets or liabilities in active markets; quoted prices for identical or similar assets or liabilities in inactive markets; inputs other than quoted prices that are observable for the asset or liability; and inputs that are derived principally from or corroborated by observable market data by correlation or other means. If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no significant changes in the methodologies used at December 31, 2011 and 2010.

Mutual funds: Mutual funds are valued at the daily closing price as reported by the fund. Mutual funds held by the Master Trust and the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust and the Plan are deemed to be actively traded.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 6. Fair Value Measurements (Continued)

Stable value fund: collective investment trust: The stable value fund is valued based upon the per share NAV of the underlying securities. Underlying short-term securities are valued at amortized cost if maturity is 60 days or less at the time of purchase, or market value if maturity is greater than 60 days. Underlying investments in collective trusts are valued at the respective NAV as reported by such trusts. Underlying debt securities are valued on the basis of valuations provided by independent pricing services, or obtained from dealers making a market for such securities when independent pricing service valuations are not available.

Stable value fund: common collective fund: The common collective fund is valued at the underlying NAV per unit, which is based on the fair values of the underlying funds. Investments held by the common collective fund are valued on the basis of valuations furnished by a pricing service approved by the fund investment manager, which determines valuations using methods based on market transactions for comparable securities and various relationships between securities which are generally recognized by institutional traders, or at fair value as determined in good faith by the investment manager.

Rio Tinto plc common stock ADRs: Rio Tinto plc common stock ADRs are unitized accounts, valued at the closing price reported on the active market on which individual securities are traded. The fund includes a cash component, which is valued at $1 per unit.

Interest-bearing cash: Interest-bearing cash is valued at cost plus accrued income, which approximates fair value measured by similar assets in active markets.

The following table sets forth, by level, within the fair value hierarchy, the Master Trust’s fair value measurements at December 31, 2011:

	Assets at Fair Value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Mutual funds:
Large cap	$135,216,942	$-	$-	$135,216,942
Mid cap	41,301,152	-	-	41,301,152
Small cap	34,936,542	-	-	34,936,542
International	43,614,747	-	-	43,614,747
Blended investment	14,039,481	-	-	14,039,481
Bond investments	61,151,246	-	-	61,151,246
Stable value fund: collective investment trust	-	168,540,619	-	168,540,619
Rio Tinto plc common stock ADRs (Note 7)	48,415,371	-	-	48,415,371
Interest-bearing cash	2,156,593	-	-	2,156,593
	$380,832,074	$168,540,619	$-	$549,372,693

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 6. Fair Value Measurements (Continued)

The following table sets forth by level, within the fair value hierarchy, the Plan’s fair value measurements at December 31, 2010:

	Assets at Fair Value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Mutual funds:
Growth funds	$8,689,414	$-	$-	$8,689,414
Blend funds	3,763,039	-	-	3,763,039
Bond funds	2,480,947	-	-	2,480,947
Allocation funds	1,340,563	-	-	1,340,563
Value funds	881,110	-	-	881,110
Target date funds	402,050	-	-	402,050
Money market funds	61,744	-	-	61,744
Other funds	30,021	-	-	30,021
Stable value fund: common collective fund	-	3,930,211	-	3,930,211
	$17,648,888	$3,930,211	$-	$21,579,099

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period. The Master Trust evaluates the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended December 31, 2011 and 2010, there were no transfers between levels.

The Master Trust and the Plan follow guidance on how entities should estimate fair value of certain alternative investments. The fair value of investments within the scope of the guidance can be determined using NAV per share as a practical expedient, when fair value is not readily determinable, unless it is probable the investment will be sold at something other than NAV.

The following table includes categories of investments where NAV is available as a practical expedient.

	Fair Value as of December 31		Redemption	Redemption
	2011	2010	Frequency	Notice Period
Stable value fund:

Invesco stable value trust (a)	$168,540,619	$-	Daily	12 Months for full
				liquidation
Vanguard retirement savings master trust (a)	-	3,930,211	Daily	None

There are no unfunded commitments related to the categories of investments where NAV is available as a practical expedient.

(a)	The primary objective of the fund is to seek the preservation of principal and to provide interest income reasonably obtained under prevailing market conditions and rates, consistent with seeking to maintain required liquidity.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 7. Parties-in-Interest Transactions

The Master Trust is managed by State Street. Therefore, certain transactions within the Master Trust qualify as party-in-interest transactions. Fees paid by the Master Trust or Plan for investment management services were included as a reduction of the return earned on each investment.

The Master Trust invests in Rio Tinto plc common stock ADRs. The Master Trust held 978,241 shares of Rio Tinto plc common stock ADRs at December 31, 2011, valued at $48.92. The cash component of this fund was approximately $560,000 at December 31, 2011.

During the year ended December 31, 2011, the Plan had transactions with Affiliated Computer Services, Inc. (a Xerox Company), the Plan’s record keeper, which are allowed by the Plan. These transactions qualify as party-in-interest transactions, which are exempt from prohibited transaction rules.

During 2010 and through April 1, 2011, assets of the Plan were invested in funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”). VFTC was the Plan’s trustee, and therefore, those transactions qualified as party-in-interest transactions.

Note 8.      Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, all participants would become fully vested in their accounts.

Note 9.      Tax Status

The Internal Revenue Service has determined and informed the Company by a letter dated May 1, 2012, that the Plan and related trust were designed in accordance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust are tax-exempt.

The Plan Administrator has evaluated the Plan’s tax positions and concluded that the Plan had maintained its tax- exempt status and had taken no uncertain tax positions that require adjustment to the financial statements. Therefore, no provision or liability for income taxes has been included in the financial statements. With few exceptions, the Plan is no longer subject to income tax examinations by the U.S. federal, state or local tax authorities for years before 2011.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 10. Restatement of Clearing Account

For the year ended December 31, 2011, the clearing account in the Rio Tinto America Inc. Savings Plan Trust was erroneously allocated to the Borax Plan, the KUC Plan, and the RTAI Plan only. The Rio Tinto Alcan Plan was excluded from the original allocation. Additionally, the forfeitures balances included in the clearing account were incorrectly allocated using a percentage of each plan’s investment in the Rio Tinto America Inc. Savings Plan Trust. The allocation of the clearing account has been re-calculated to include the Rio Tinto Alcan Plan and each plan’s actual forfeiture balance has been included in the corresponding plan’s clearing account, which has resulted in a re-statement of these financial statements, as presented below:

Statement of Net Assets Available for Benefits

	As of December 31, 2011
	As Originally		Effect of
	Reported	As Adjusted	Change
Plan interest in Rio Tinto America Inc. Savings
Plan Trust	$37,218,185	$37,698,577	$480,392
Dividends receivable	27,572	27,572	-
Net assets available for benefits, at fair value	37,245,757	37,726,149	480,392

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(289,595)	(289,595)	-

Net assets available for benefits	$36,956,162	$37,436,554	$480,392

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 10. Restatement of Clearing Account (Continued)

Statement of Changes in Net Assets Available for Benefits

	For the Year Ended December 31, 2011
	As Originally		Effect of
	Reported	As Adjusted	Change
Income on Plan’s investments, prior to the
transfer into the Rio Tinto America Inc.
Savings Plan Trust:
Net appreciation in fair value of investments	$855,467	$855,467	$-
Interest and dividends	65,074	65,074	-
	920,541	920,541	-

Plan interest in Rio Tinto America Inc.
Savings Plan Trust’s investment loss	(1,553,544)	(1,544,824)	8,720
Total investment results	(633,003)	(624,283)	8,720

Benefits paid to participants	(4,779,334)	(4,307,662)	471,672

Net decrease before transfers	(5,412,337)	(4,931,945)	480,392

Transfers (Note 1):
From the Alcan Global Pharmaceutical Packaging	1,556,931	1,556,931	-
Collectively Bargained Retirement Savings Plan
From the Alcan 401(k) Savings Plan for Union
Employees	13,273,100	13,273,100	-
From the Alcan Retirement Savings Plan for
Non-Union Hourly Employees	6,114,133	6,114,133	-
Total transfers	20,944,164	20,944,164	-

Net increase after transfers	15,531,827	16,012,219	480,392

Net assets available for benefits:
Beginning of the year	21,424,335	21,424,335	-
End of the year	$36,956,162	$37,436,554	$480,392

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 11. Delinquent Participant Contributions

During the year ended December 31, 2010, the Company erroneously failed to remit certain participant contributions to the Plan on a timely basis. The Company calculated and remitted lost earnings during the year ended December 31, 2011. See the accompanying supplemental Schedule of Delinquent Participant Contributions.

Note 12.      Reconciliation of Financial Statements to Amended Form 5500

The following is a reconciliation of the net assets available for benefits as presented in the financial statements to the amended Form 5500 as of December 31:

	2011	2010

Net assets available for benefits as presented in these financial statements	$37,436,554	$21,424,335
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts	289,595	154,764
Net assets available for benefits as presented in the amended Form 5500 (unaudited)	$37,726,149	$21,579,099

The following is a reconciliation of changes in net assets available for benefits as presented in these financial statements to the amended Form 5500:

Year Ended
December 31,
2011

Net decrease in net assets before transfers as presented in these
financial statements	$(4,931,945)
Subtract adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2010	(154,764)
Add adjustment from fair value to contract value for fully benefit-responsive
investment contracts for 2011	289,595
Net decrease in net assets as presented in amended Form 5500 (unaudited)	$(4,797,114)

Note 13. Subsequent Events

Effective December 20, 2013, the Plan was amended to eliminate the ability of Participants to transfer funds into the Rio Tinto ADR Stock Fund. The amendment did not eliminate the right of Participants to transfer funds out of the Rio Tinto ADR Stock Fund or to re-allocate their portfolio among all other funds with the exception of the Rio Tinto ADR Stock Fund.

Due to the merger, effective December 20, 2013, participants’ account balances totaling approximately $66,599,000 and $5,098,000 of the Alcancorp Employees’ Savings Plan and the Alcancorp Hourly Employees’ Savings Plan, respectively, became participants’ account balances in the Plan. There was no physical transfer of these plans’ assets or changes in participants’ account balances as these plans were invested in the same Master Trust with the same investment options as the Plan.

The Internal Revenue Service provided the Company an updated tax determination letter dated March 10, 2014. That letter states that the Plan and related trust are designed in accordance with the applicable requirements of the IRC. The Plan has been amended since receiving the determination letter; however, the Plan Administrator and the Plan’s legal counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the IRC and therefore believe that the Plan and the related trust continue to be tax-exempt.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Notes to Financial Statements

Note 13. Subsequent Events (Continued)

The restatement of the clearing account presented in Note 10 will affect the presentation of the 2011 balances in the 2012 financial statements, as well as the 2012 activity related to the clearing account balances.

In 2014, the Rio Tinto America Inc. Benefit Governance Committee made the decision to merge the Alcan 401(k) Plan into the Plan effective July 28, 2014, when legal control was transferred. As a result, participants’ account balances totaling approximately $45,985,000 transferred into the Plan on July 28, 2014.

On July 17, 2015, Rio Tinto announced that, in order to comply with applicable U.S. federal securities laws and the regulations promulgated thereunder, it had to suspend all trading in the Rio Tinto ADR Stock Fund under certain of its U.S. employee share plans effective July 14, 2015 at 4:00 pm U.S. Eastern Time until such time as it could obtain a new registered public accounting firm and complete a new audit of those plan’s financial statements.

This resulted from the notification of the Plan’s administrative committee, the Rio Tinto America Inc. Benefit Governance Committee (the “BGC”), by McGladrey LLP (“McGladrey”), the former independent registered public accounting firm of certain Rio Tinto employee share plans that McGladrey believed certain services (the “Services”) performed by one of its associated entities for affiliates of those plans during the fiscal years ended December 31, 2011, 2012, 2013 and 2014 may be inconsistent with the SEC’s rules on auditor independence.

Rio Tinto worked closely with McGladrey regarding the independence matter after McGladrey notified the BGC of the issue. However, in order to ensure that the audit of Rio Tinto employee share plans’ financial statements for the fiscal year ended December 31, 2014 could be completed and issued, the BGC terminated McGladrey as the independent auditor of those plans on June 26, 2015 and engaged Anton Collins Mitchell LLP (“ACM”) as the independent registered public accounting firm to audit those plans’ financial statements.

On July 13, 2015, McGladrey notified the BGC that, despite its belief that the Services did not compromise its integrity or objectivity, it was withdrawing its audit report for the Plan’s financial statements from the SEC filings in which they were incorporated. This withdrawal, coupled with the time required to complete the 2014 audit of the other plans and the prior year re-audits of the other plans, resulted in Rio Tinto being unable to keep its SEC filings current, thereby obligating Rio Tinto to suspend all trading in the Rio Tinto ADR Stock Fund.

Rio Tinto Alcan 401(k) Savings Plan for Former Employees

Schedule H, Part IV, Line 4a—Schedule of Delinquent Participant Contributions
December 31, 2011

EIN: 36-4290330
Plan Number 007

Participant Contributions	Total That Constitute Nonexempt
Transferred Late to Plan	Prohibited Transactions

Total Fully Corrected
		Contributions			Under VFCP and
		Corrected Outside		Contributions	Prohibited
		the Voluntary		Pending	Transaction
Check Here if Late Participant Loan	Contributions	Fiduciary Correction		Correction in	Exemption 2002-51
Repayments Are Included: ☐	Not Corrected	Program (VFCP)		VFCP

2010	$-	$555,731	*	$-	$-

*Party-in-interest transaction

See Report of Independent Registered Public Accounting Firm and Notes to Financial Statements.